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                                                            SEC File No. 0-11254
                                                           CUSIP No. 217721 10 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  ___ Form 10-K  ___ Form 20-F  ___ Form 11-K  _X_ Form 10-Q
              ___ Form N-SAR  ___ Form N-CSR

                  For Period Ended:  January 31, 2008
                                   --------------------
                  [  ]    Transition Report on Form 10-K
                  [  ]    Transition Report on Form 20-F
                  [  ]    Transition Report on Form 11-K
                  [  ]    Transition Report on Form 10-Q
                  [  ]    Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

         CopyTele, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

         900 Walt Whitman Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Melville, NY  11747
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                  Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25 (c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

CopyTele, Inc. (the "Registrant") is filing this Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q for the three months ended January 31, 2008 within the prescribed time period without unreasonable effort or expense, because certain aspects of the Registrant's review process with respect to its financial statements have not been completed prior to the required filing date. Registrant's Quarterly Report on Form 10-Q is being filed contemporaneously with the filing of this Form 12b-25.]

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Denis A. Krusos, Chairman of the Board
              and Chief Executive Officer            631           549-5900
         --------------------------------------  -----------  ------------------
                       (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).              _X_ Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               _X_ Yes ___ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

================================================================================


                                 CopyTele, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 11, 2008                           By: /s/ Denis A. Krusos
     ----------------------------                     -------------------
                                                      Denis A. Krusos, Chairman
                                                      of the Board and Chief
                                                      Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or (ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                    Exhibit A


         CopyTele, Inc. (the "Company") expects to report a net loss for the three months ended January 31, 2008 of $2,685,325, or $.02 per share (basic and diluted), as compared to a net loss for the three months ended January 31, 2007 of $1,773,434, or $.02 per share (basic and diluted). The increase in net loss for the three months ended January 31, 2008, as compared to the three months ended January 31, 2007, is expected to result in part from a decrease in the Company's net sales of approximately $79,000 to approximately $52,000, as compared to approximately $131,000 in the comparable prior-year period; an increase in research and development expenses of approximately $310,000 in the three-month period ended January 31, 2008, to approximately $1,313,000, from approximately $1,003,000 in the comparable prior-year period; and an increase in selling, general and administrative expenses of approximately $549,000 to approximately $1,419,000 in the three-month period ended January 31, 2008, from approximately $870,000 in the comparable prior-year period.